CUSIP No. 874037104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Taiwan Greater China Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

874037104
(CUSIP Number)

Andrew Pegge	Richard W. Cohen
Laxey Partners Limited	Lowey Dannenberg Bemporad & Selinger, P.C.
The Old Chapel	The Gateway - 11th Floor
Onchan	One North Lexington Ave.
Isle of Man IM3 1NA	White Plains, NY 10601
011 44 1624 690900	(914) 997-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to them liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 874037104

SCHEDULE 13D

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

THE VALUE CATALYST FUND LIMITED
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☑
b.	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

CAYMAN ISLANDS

Number	7	Sole Voting Power
of
Shares		0
Beneficially
Owned	8	Shared Voting Power
by
Each		588,054 SHARES
Reporting
Person	9	Sole Dispositive Power
With
		0

	10	Shared Dispositive Power

		588,054 SHARES

CUSIP No. 874037104

11	Aggregate Amount Beneficially Owned by Each Reporting Person

588,054 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

2.7%

14	Type of Reporting Person (See Instructions)

IV*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

LP VALUE LIMITED
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☑
b.	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS

Number	7	Sole Voting Power
of
Shares		0
Beneficially
Owned	8	Shared Voting Power
by
Each		584,290 SHARES
Reporting
Person	9	Sole Dispositive Power
With
		0

	10	Shared Dispositive Power

		584,290 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person

584,290 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

2.68%

14	Type of Reporting Person (See Instructions)

IV*

* Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

LAXEY UNIVERSAL VALUE, LP
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☑
b.	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

DELAWARE

Number	7	Sole Voting Power
of
Shares		0
Beneficially
Owned	8	Shared Voting Power
by
Each		582,119 SHARES
Reporting
Person	9	Sole Dispositive Power
With
		0

	10	Shared Dispositive Power

		582,119 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person

582,119 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

2.67%

14	Type of Reporting Person (See Instructions)

PN*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

LAXEY INVESTORS L.P.
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☑
b.	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

DELAWARE

Number	7	Sole Voting Power
of
Shares		0
Beneficially
Owned	8	Shared Voting Power
by
Each		470,048 SHARES
Reporting
Person	9	Sole Dispositive Power
With
		0

	10	Shared Dispositive Power

		470,048 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person

470,048 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

2.16%

14	Type of Reporting Person (See Instructions)

PN*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

LAXEY INVESTORS LIMITED
NO. I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☑
b.	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

DELAWARE

Number	7	Sole Voting Power
of
Shares		0
Beneficially
Owned	8	Shared Voting Power
by
Each		418,160 SHARES
Reporting
Person	9	Sole Dispositive Power
With
		0

	10	Shared Dispositive Power

		418,160 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person

418,160 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

1.92%

14	Type of Reporting Person (See Instructions)

IV*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

LAXEY PARTNERS LIMITED
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☑
b.	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

ISLE OF MAN

Number	7	Sole Voting Power
of
Shares		0
Beneficially
Owned	8	Shared Voting Power
by
Each		3,218,551 SHARES
Reporting
Person	9	Sole Dispositive Power
With
		0

	10	Shared Dispositive Power

		3,218,551 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,218,551 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

14.76%

14	Type of Reporting Person (See Instructions)

IA*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

COLIN KINGSNORTH

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☑
b.	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

BRITISH

Number	7	Sole Voting Power
of
Shares		0
Beneficially
Owned	8	Shared Voting Power
by
Each		3,218,551 SHARES
Reporting
Person	9	Sole Dispositive Power
With
		0

	10	Shared Dispositive Power

		3,218,551 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,218,551 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

14.76%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

ANDREW PEGGE

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☑
b.	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

BRITISH

Number	7	Sole Voting Power
of
Shares		0
Beneficially
Owned	8	Shared Voting Power
by
Each		3,218,551 SHARES
Reporting
Person	9	Sole Dispositive Power
With
		0

	10	Shared Dispositive Power

		3,218,551 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,218,551 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

14.76%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 874037104

This Amendment No. 4 to the Statement on Schedule 13D amends Item 5 of the Statement on Schedule 13D by supplementing the information in such Items as they were originally filed with the Securities and Exchange Commission on January 13, 2003 and amended by Amendment No. 1 on January 27, 2003, Amendment No. 2 on July 18, 2003 and Amendment No. 3 on November 11, 2003 by the Reporting Persons with respect to the shares of Common Stock of the Taiwan Greater China Fund (the “Trust” or “TFC”).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a)(1)	As of the date hereof, 588,054 shares of Common Stock are beneficially owned by Catalyst, representing approximately 2.7% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(2)	As of the date hereof, 584,290 shares of Common Stock are beneficially owned by LPV, representing approximately 2.68% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(3)	As of the date hereof, 582,119 shares of Common Stock are beneficially owned by LUV, representing approximately 2.67% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(4)	As of the date hereof, 470,068 shares of Common Stock are beneficially owned by LILP, representing approximately 2.16% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(5)	As of the date hereof, 418,160 shares of Common Stock are beneficially owned by LIL, representing approximately 1.92% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(6)	As of the date hereof, 574,880 shares of Common Stock are beneficially owned by various unaffiliated third parties in various third party discretionary accounts (the “Accounts”) managed by Laxey. Such shares represent approximately 2.64% of the issued and outstanding shares of the Trust’s Common Stock. The Accounts are terminable at any time by the respective third parties, for which the Accounts are held, upon providing written notice to Laxey.

(a)(7)	As of the date hereof, 1,000 shares of Common Stock are beneficially owned directly by Laxey and indirectly by Kingsnorth and Pegge by virtue of their ownership of the outstanding equity of Laxey. Such shares represent less than 0.1% of the of the issued and outstanding shares of the Trust’s Common Stock. Laxey, an investment adviser registered under §203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3), holds all of the TFC shares listed in (a)(1)-(a)(6) above for the benefit of the beneficial owners identified therein. In addition, as further detailed in paragraphs (b)(1)-(7) below, Laxey, Kingsnorth, and Pegge share the power to vote and dispose of the TFC shares owned by Catalyst, LPV, LUV, LILP, LIL and by the Accounts. Accordingly, Laxey, Kingsnorth and Pegge may be considered the “beneficial owners” of TFC shares owned by Catalyst, LPV, LUV, LILP, LIL and the Accounts as the term “beneficial owner” is defined in Rule 13d-3.

CUSIP No. 874037104

(a)(9)	No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b)(1)	As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 588,054 shares of Common Stock.

(b)(2)	As of the date hereof, Laxey, Kingsnorth and Pegge share with LPV the power to vote and dispose of 584,290 shares of Common Stock.

(b)(3)	As of the date hereof, Laxey, Kingsnorth and Pegge share with LUV, the power to vote and dispose of 582,119 shares of Common Stock.

(b)(4)	As of the date hereof, Laxey, Kingsnorth and Pegge share with LILP the power to vote and dispose of 470,048 shares of Common Stock.

(b)(5)	As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL, the power to vote and dispose of 418,160 shares of Common Stock.

(b)(6)	As of the date hereof, Laxey, Kingsnorth and Pegge share with the Accounts, the power to vote and dispose of 574,880 shares of Common Stock.

(b)(7)	As of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 1,000 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 3,218,551 shares of Common Stock, constituting approximately 14.76% of the issued and outstanding shares of the Trust’s Common Stock.

(b)(8)	No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c)	In the past 60 days, the following sales of Common Stock have been made by LUV pursuant to a self tender offer by Taiwan Greater China Fund:

DATE OF SALE	NUMBER OF SHARES OF COMMON STOCK SOLD	PRICE PAID/SHARE

9/09/2004	382,881	$4.67

In the past 60 days, the following sales of Common Stock have been made by LILP pursuant to a self tender offer by Taiwan Greater China Fund:

CUSIP No. 874037104

DATE OF SALE	NUMBER OF SHARES OF COMMON STOCK SOLD	PRICE PAID/SHARE

9/09/2004	309,168	$4.67

In the past 60 days, the following sales of Common Stock have been made by LPV pursuant to a self tender offer by Taiwan Greater China Fund:

DATE OF SALE	NUMBER OF SHARES OF COMMON STOCK SOLD	PRICE PAID/SHARE

9/09/2004	384,310	$4.67

In the past 60 days, the following sales of Common Stock have been made by LIL pursuant to a self tender offer by Taiwan Greater China Fund:

DATE OF SALE	NUMBER OF SHARES OF COMMON STOCK SOLD	PRICE PAID/SHARE

9/09/2004	275,040	$4.67

In the past 60 days, the following sales of Common Stock have been made by Catalyst pursuant to a self tender offer by Taiwan Greater China Fund:

DATE OF SALE	NUMBER OF SHARES OF COMMON STOCK SOLD	PRICE PAID/SHARE

9/09/2004	386,786	$4.67

In the past 60 days, the following sales of Common Stock have been made by the Accounts pursuant to a self tender offer by Taiwan Greater China Fund:

CUSIP No. 874037104

DATE OF SALE	NUMBER OF SHARES OF COMMON STOCK SOLD	PRICE PAID/SHARE

9/09/2004	275,040	$4.67

No separate transactions were undertaken by Laxey, Kingsnorth or Pegge during the above time period.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Statement on Schedule 13D is true, complete and correct.

Dated:	September 28, 2004

THE VALUE CATALYST FUND LIMITED

By:	/s/	Elizabeth Tansell
	Name:	Elizabeth Tansell
	Title:	Director

LP VALUE LIMITED

By:	/s/	Chris Bruce
	Name:	Chris Bruce
	Title:	Director

LAXEY UNIVERSAL VALUE LP
By: Laxey Partners GP(2) Limited, its General Partner

By:	/s/	Chris Bruce
	Name:	Chris Bruce
	Title:	Director

LAXEY INVESTORS, L.P.
By: Laxey Partners (GP) Limited, its General Partner

By:	/s/	Chris Bruce
	Name:	Chris Bruce
	Title:	Director

CUSIP No. 874037104

LAXEY INVESTORS LIMITED

By:	/s/	Elizabeth Tansell
	Name:	Elizabeth Tansel
	Title:	Director

LAXEY PARTNERS LIMITED

By:	/s/	Chris Bruce
	Name:	Chris Bruce
	Title:	Director

/s/	Colin Kingsnorth
Colin Kingsnorth

/s/	Andrew Pegge
Andrew Pegge